

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2014

<u>Via E-mail</u>
David A Brearton
Chief Financial Officer
Mondelēz International, Inc.
Three Parkway North
Deerfield, IL 60015

Re: **Mondelēz International, Inc.**
           Form 8-K Dated August 6, 2014
           Filed August 6, 2014
           File No. 001-16483

Dear Mr. Brearton:

      We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Brad Skinner

          Brad Skinner
          Senior Assistant Chief Accountant

cc: <u>Via E-mail</u>
       Carol J. Ward
       Vice President and Corporate Secretary
       Mondelēz International, Inc.